ROBECO-SAGE TRITON FUND, L.L.C.
                                909 Third Avenue
                                   32nd Floor
                            New York, New York 10022


                                   July 29, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: James E. O'Connor, Esq.

                  Re: Robeco-Sage Triton Fund, L.L.C.
                  Registration Statement on Form N-2
                  FILE NOS.: 333-141079 AND 811-21472


Dear Mr. O'Connor:

                  Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form N-2 be accelerated so that it will be declared effective on July 29, 2009 or as soon as practicable thereafter.

                  Please notify George M. Silfen, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2131, as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

                                            ROBECO-SAGE TRITON FUND, L.L.C.


                                            By:  /S/ TIMOTHY J. STEWART
                                                -------------------------------
                                                Name:  Timothy J. Stewart
                                                Title: Principal Manager

                                            ROBECO SECURITIES, L.L.C.

                                            By:  /S/ WILLIAM G. BUTTERLY
                                                -------------------------------
                                                Name:  William G. Butterly
                                                Title: Chief Legal Officer